UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Roberta Lipson	With a copy to:
Chindex International, Inc.	Jon L. Christianson
4340 East West Highway	Daniel Dusek
Bethesda, MD 20814	Skadden, Arps, Slate, Meagher & Flom LLP
310-215-7777	30/F China World Office 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004, China
+86 10 6535-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	169467107

1.	NAME OF REPORTING PERSON: Roberta Lipson(1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN
(1) Both in her personal capacity and as trustee of the Daniel Lipson Plafker Trust, Benjamin Lipson Plafker Trust, Jonathan Lipson Plafker Trust and Ariel Benjamin Lee Trust.

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Schedule 13D filed on February 27, 2014 by Ms. Roberta Lipson (“Ms. Lipson” or the “Reporting Person”) (as amended by Amendment No. 1 filed on April 22, 2014 and this Amendment No. 2, the “Schedule 13D”).  Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.                          PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 16, 2014, at a special meeting of the Issuer’s stockholders, the Issuer’s stockholders voted to approve a proposal to adopt the Amended Merger Agreement by (i) the affirmative vote of the holders of a majority of the voting power of the outstanding Common Stock of the Issuer, voting as a single class, and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding Common Stock of the Issuer not owned, directly or indirectly, by the following stockholders, voting as a single class: (v) holders of shares of Class B Common Stock, (w) Parent or Merger Sub, (x) the officers and directors of the Issuer (other than the members of the Transaction Committee of the Board of Directors of the Issuer), (y) Fosun, the RL Rollover Investors, the Additional Rollover Stockholders and any other persons who have an equity interest in, or any right to acquire an equity interest in, Parent or Merger Sub, and (z) any affiliates or associates of any of the foregoing.

On September 29, 2014, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Issuer issued and outstanding immediately prior to the Effective Time (other than (i) shares held by Parent, Merger Sub and any other subsidiary of Parent (including all shares contributed to Parent by Fosun, the RL Rollover Investors and the Additional Rollover Stockholders), (ii) shares held in treasury or owned by any subsidiary of the Issuer, and (iii) shares as to which statutory appraisal rights have been perfected under Delaware law) was converted into the right to receive $24.00 in cash, without interest (the “Merger Consideration”), and net of any taxes required to be withheld therefrom, whereupon all such shares were automatically cancelled and ceased to exist, and the holders of such shares ceased to have any rights with respect thereto other than the right to receive the Merger Consideration.

Upon the consummation of the Merger, the Issuer became a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Common Stock of the Issuer ceased trading on the NASDAQ Global Select Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

ITEM 5.                          INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a)- (b) As of the date hereof, the Reporting Person does not beneficially own any Common Stock of the Issuer or have any voting power or dispositive power over any Common Stock of the Issuer.

(c) Other than the transactions listed above, the Reporting Person has not effected any transactions of the Common Stock of the Issuer during the past sixty (60) days.

(d) Not applicable.

(e) September 29, 2014.

ITEM 6.                          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information under Item 4 is incorporated herein by reference in its entirety.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2014

ROBERTA LIPSON

By:	/s/Roberta Lipson